Exhibit 21
List of Subsidiaries

Name of Subsidiary	State or Incorporation

WI Acquisition, Inc.	Florida

MedX Limited	England and Wales

Pure Healthy Back, Inc.	Florida

Lime Fitness, Inc.	Florida